SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                        ________________

                          SCHEDULE 13G
                        ________________

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO.  )*

                     Boise Cascade Corporation
                        (NAME OF ISSUER)

$1.58 Depositary Shares, Each Representing One-Tenth of a Share of Conversion Preferred Stock, Series G (Automatically Convertible Equity Securities - ACES)
                 (TITLE OF CLASS OF SECURITIES)

                           097383 86 3
                          (CUSIP NUMBER)

Check the following box if a fee is being paid with this
statement.                                                   [x]

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).



__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               13G

CUSIP No.  097383 86 3
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          D.E. Shaw Investments, L.P.
          13-3470777
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,016,100
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,016,100
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          1,016,100

_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          11.8%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          BD
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               13G
CUSIP No.  097383 86 3
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          David E. Shaw
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,016,100
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,016,100
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          1,016,100

_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          11.8%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          IN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).  NAME OF ISSUER:
            Boise Cascade Corporation (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            1111 West Jefferson Street, P.O. Box 50, Boise, ID 83728-0001

ITEM 2(a).  NAME OF PERSON FILING:
            D.E. Shaw Investments, L.P. ("D.E. Shaw")
            David E. Shaw

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
            120 West 45th Street, 39th Floor, Tower 45, New York,
            NY 10036

ITEM 2(c).  CITIZENSHIP:
            D.E. Shaw is a limited partnership organized under the laws of the State of Delaware.

            David E. Shaw is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            $1.58 Depositary Shares, Each Representing One-Tenth of a Share of Conversion Preferred Stock, Series G (Automatically Convertible Equity Securities - ACES) ("ACES")


ITEM 2(e).  CUSIP NUMBER:
            097383 86 3

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d
            -1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING
            IS A:

            (a) [x]    Broker or dealer registered under Section
                       15 of the Act

            (b) [ ]    Bank as defined in Section 3(a)(6) of the
                       Act

            (c) [ ]    Insurance Company as defined in Section
                       3(a)(19) of the Act

            (d) [ ]    Investment Company registered under
                       Section 8 of the Investment Company Act

            (e) [ ]    Investment Adviser registered under
                       Section 203 of the Investment Advisers Act of 1940

            (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                       1974 or Endowment Fund; see Rule 13d-
                       1(b)(1)(ii)(F)

            (g)  [ ]   Parent Holding Company, in accordance with
                       Rule 13d-1(b)(ii)(G); see item 7

            (h) [ ]    Group, in accordance with Rule 13d-
                       1(b)(1)(ii)(H)

ITEM 4.     OWNERSHIP.

            (a)        Amount beneficially owned:
                       1,016,100

            (b)        Percent of class:
                       11.8% (based on the 8,625,000 shares of ACES outstanding as of July 31, 1995, as stated by the Company)

            (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the
                            vote
                            -0-

                      (ii)  shared power to vote or to direct the
                            vote
                            1,016,100

                      (iii) sole power to dispose or to direct
                            the disposition of
                            -0-

                      (iv)  shared power to dispose or to direct
                            the disposition of
                            1,016,100

            By virtue of David Shaw's positions as President and sole shareholder of D.E. Shaw & Co., Inc., the general partner of D.E. Shaw & Co., L.P., the general partner of D.E. Shaw, David Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 1,016,100 shares of ACES held by D.E.
Shaw, constituting 11.8% of the outstanding shares and, therefore, David Shaw may be deemed to be the beneficial owner of such shares. David Shaw disclaims beneficial ownership of such 1,016,100 shares.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
            Not applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON.

            This Schedule 13G is filed by David E. Shaw and D.E. Shaw, a Delaware limited partnership, with respect to the 1,016,100 shares of ACES held by D.E. Shaw at July 31, 1995.
Each limited and general partner of D.E. Shaw has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such partner has any such right with respect to more than five percent of the ACES.

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            PARENT HOLDING COMPANY.
            Not Applicable


Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
            GROUP.
            Not Applicable



ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.
            Not Applicable

ITEM 10.    CERTIFICATION.  (if filing pursuant to Rule 13d-
            1(b))

            By signing below D.E. Shaw Investments, L.P. and David E. Shaw certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                            SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    June 17, 1996
                                        (Date)

                                    D.E. SHAW INVESTMENTS, L.P.

                                    By: D.E. SHAW & CO., L.P.
                                        General Partner

                                    By: /s/ Stuart Steckler
                                        (Signature)

                                    Stuart Steckler/
                                    Managing Director
                                      (Name/Title)


                                    DAVID E. SHAW

                                    /s/ DAVID E. SHAW
                                      (Signature)




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